UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 8, 2022

Ventoux CCM Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39830	84-2968594
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 East Putnam Avenue, Floor 4

Greenwich, CT 06830

(Address of principal executive office) (zip code)

Registrant’s telephone number, including area code: (646) 465-9000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	VTAQ	The Nasdaq Stock Market LLC
Warrants	VTAQW	The Nasdaq Stock Market LLC
Rights	VTAQR	The Nasdaq Stock Market LLC
Units	VTAQU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 hereto and incorporated herein by reference is an updated investor presentation dated April 8, 2022, which will be used by Ventoux CCM Acquisition Corp. (“Ventoux”) in connection with its previously announced business combination with E La Carte, Inc., d/b/a Presto, Inc. (“Presto”).

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Ventoux under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

In connection with the proposed business combination involving Ventoux and Presto, Ventoux has filed a registration statement, which includes a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of Ventoux. This Current Report on Form 8-K is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PRESTO, VENTOUX, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the proposed business combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Ventoux upon written request at Ventoux CCM Acquisition Corp., 1 East Putnam Avenue, Floor 4, Greenwich, CT 06830.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Ventoux, Presto, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed business combination under the rules of the SEC. Information about Ventoux’s directors and executive officers and their ownership of Ventoux’s securities is set forth in filings with the SEC, including Ventoux’s annual report on Form 10-K filed with the SEC on February 23, 2022. To the extent that holdings of Ventoux’s securities have changed since the amounts included in Ventoux’s most recent annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services and expectations regarding the proposed business combination between Presto and Ventoux; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in Ventoux’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Ventoux, Presto, the Company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Ventoux or Presto; (4) the inability of Presto to satisfy other conditions to closing; (5) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations of Presto as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Presto and the Company (including the effects of the ongoing global supply chain shortage); (10) Presto’s limited operating history and history of net losses; (11) Presto’s customer concentration and reliance on a limited number of key technology providers and payment processors facilitating payments to and by Presto’s customers; (12) costs related to proposed business combination; (13) changes in applicable laws or regulations; (14) the possibility that Presto or the Company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (15) Presto’s estimates of expenses and profitability; (16) the evolution of the markets in which Presto competes; (17) the ability of Presto to implement its strategic initiatives and continue to innovate its existing products; (18) the ability of Presto to adhere to legal requirements with respect to the protection of personal data and privacy laws; (19) cybersecurity risks, data loss and other breaches of Presto’s network security and the disclosure of personal information; and (20) the risk of regulatory lawsuits or proceedings relating to Presto’s products or services.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Ventoux and Presto or the date of such information in the case of information from persons other than Ventoux and Presto, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Presto’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Investor Presentation dated April 8, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ventoux CCM Acquisition Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTOUX CCM ACQUISITION CORP.

Date: April 8, 2022	By:	/s/ Ed Scheetz
Ed Scheetz
Chief Executive Officer

4